JJ Pfister Distilling Company LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America -6772	148,305.71
Business Advantage Sav - 7437	0.00
Chase Cking 3992	0.00
Petty Cash	5,160.98
Total Bank Accounts	**$153,466.69**
Accounts Receivable	
Accounts Receivable (A/R)	1,449.97
Total Accounts Receivable	**$1,449.97**
Other Current Assets	
Inventory	0.00
Empty Barrels	10,663.00
Finished Bottled Product in Bond	58,912.32
JJP Barrels w/Juice in Bond	190,961.00
Juice in Vats	35,462.41
Merchandise For Resale	19,554.60
MGP Barrels w/Juice in Bond	192,125.00
Packaging Components	
Bottles, Corks & Labels	69,877.73
Boxes & Inserts	9,671.05
Labels	0.00
Total Packaging Components	**79,548.78**
Raw Ingredients	19,290.63
Total Inventory	**606,517.74**
Sanitizer Alcohol	5,977.35
Sanitizer Bottled Product for Sale	19,070.50
Sanitizer Bottles	14,463.96
Sanitizer Labels & Boxes	5,922.17
Undeposited Funds	8,130.99
Total Other Current Assets	**$660,082.71**
Total Current Assets	**$814,999.37**

JJ Pfister Distilling Company LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Fixed Assets	
Accumulated Depreciation	-229,164.00
Furniture & Fixtures	25,124.90
Augur.	13,060.00
Glencairn Crystal	5,120.30
Grinder	8,930.17
Pacific Sign for Building	7,887.00
Piping (Barnum)	40,145.66
Tasting Room Furniture	20,649.71
Total Furniture & Fixtures	**120,917.74**
Leasehold Improvements	241,625.70
Machinery & Equipment	223,755.51
Boiler	14,100.00
Copper Still	399.00
Forklit	19,769.26
Internet Installation	6,284.22
Label Machine	4,940.50
Winemaking Equipment	16,062.14
Total Machinery & Equipment	**285,310.63**
Total Fixed Assets	**$418,690.07**
Other Assets	
Website	7,850.00
Total Other Assets	**$7,850.00**
TOTAL ASSETS	**$1,241,539.44**

JJ Pfister Distilling Company LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express 1009	-9,133.83
Brian AMEX 1017	4,118.21
Gail Amex 1025	713.79
Michelle AMEX 1033	1,997.06
Total American Express 1009	**-2,304.77**
BofA CC (2395)	-156,255.86
BofA CC - 5866	37,179.12
BofA CC - 7833	50,696.51
BofA CC- 5512	68,761.63
Total BofA CC (2395)	**381.40**
Total Credit Cards	**$ -1,923.37**
Other Current Liabilities	
+/- Cash Receipts vs Bank Deposits	0.00
Clover Tips	0.00
JA Connor - Special Contribution	100,000.00
Loan From DSP	300.00
Loan Payable - Kevin & Gail Keck	24,000.00
Sales Taxes Payable	-743.58
Total Other Current Liabilities	**$123,556.42**
Total Current Liabilities	**$121,633.05**
Long-Term Liabilities	
K&G Keck - Special Contribution	1,158,200.00
PPP Loan	89,022.00
Total Long-Term Liabilities	**$1,247,222.00**
Total Liabilities	**$1,368,855.05**
Equity	
Membership Positions	561,292.50
Opening Balance Equity	0.00
Partner Contributions	-500.00
Brian	100,000.00
Gail and Kevin Keck	2,239,919.93
Gary Keck	390,000.00
Laura & Mike Gifford	100,000.00
Philip & Polly Keck	200,000.00
Total Partner Contributions	**3,029,419.93**
Partner Distributions	-35.18
Retained Earnings	-2,605,277.40

JJ Pfister Distilling Company LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Net Income	-1,112,715.46
Total Equity	**$ -127,315.61**
TOTAL LIABILITIES AND EQUITY	**$1,241,539.44**